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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

     | | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

          For the transition period from __________  to ____________

                        Commission file number 000-25893

          A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               SCIENT 401(k) PLAN

          B. NAME OF ISSUER OF THE SECURITIES PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                               SCIENT CORPORATION
                           THE LANDMARK @ ONE MARKET
                          ONE MARKET STREET, 5TH FLOOR
                            SAN FRANCISCO, CA 94105


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
                               SCIENT 401(k) PLAN

                            Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 1999

                                Table of Contents

Independent Accountants' Report...............................................1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 1999.......2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4

Supplemental Schedules as of and for the year ended
   December 31, 1999.........................................................10

Schedule of Assets Held for Investment Purposes
Schedule of Nonexempt Transactions

To the Participants and
Plan Administrator of the
Scient 401(k) Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the financial statements and supplemental schedules of the Scient 401(k) Plan (the Plan) as of December 31, 1999, and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

         We have compiled the accompanying statement of net assets available for benefits of the Plan as of December 31, 1998, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

         A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 1998 and, accordingly, do not express an opinion or any other form of assurance on it.

                                              MOHLER, NIXON & WILLIAMS
                                              Accountancy Corporation

Campbell, California
September 18, 2000

                               SCIENT 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       December 31,
                                                                         ----------------------------------------
                                                                               1999                   1998
                                                                                                   (unaudited)
                                                                         -----------------      -----------------
Investments, at fair value                                                      $5,036,882               $488,470
Cash                                                                                                      103,335
                                                                         -----------------      -----------------

      Assets held for investment purposes                                        5,036,882                591,805

Participants' contributions receivable                                             330,425                 29,735
                                                                         -----------------      -----------------

      Net assets available for benefits                                         $5,367,307               $621,540
                                                                         =================      =================


                     See independent accountants' report and
                   accompanying notes to financial statements.

                               SCIENT 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 1999

Additions to net assets attributed to:

     Investment income:
         Dividends and interest                                                                $182,727
         Net realized and unrealized appreciation
            in fair value of investments                                                        648,515
                                                                                  ---------------------

                                                                                                831,242
                                                                                  ---------------------

         Participants' contributions                                                          3,941,667
                                                                                  ---------------------

            Total additions                                                                   4,772,909
                                                                                  ---------------------

Deductions from net assets attributed to:
     Withdrawals and distributions                                                               27,142
                                                                                  ---------------------

            Total deductions                                                                     27,142
                                                                                  ---------------------

         Net increase                                                                         4,745,767

         Net assets available for benefits:
            Beginning of year                                                                   621,540

                                                                                  ---------------------
            End of year                                                                      $5,367,307
                                                                                  =====================


                     See independent accountants' report and
                   accompanying notes to financial statements.

                               SCIENT 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

         The following description of the Scient 401(k) Plan and Trust (the
Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in January 1998 by Scient (the Company) to provide benefits to eligible employees. The Plan covers all employees of the Company except independent contractors. Participant may enter the Plan as soon as administratively possible per the Plan document.

         The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ADMINISTRATION -

         The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. The Committee has contracted with Putnam Fiduciary Trust Company (Putnam) to act as the custodian of Plan investments as of November 1, 1999. Prior to that time, Dai-Ichi Kangyo Bank (DKB) was the custodian. Substantially all expenses incurred for administering the Plan are paid by the Company.

BASIS OF ACCOUNTING -

                  The financial statements of the Plan are prepared on the accrual method of accounting. Participants' contributions are recorded in the period during which the Company makes payroll deductions from participant's earnings. Employer contributions are recorded for the period declared by the Company. Benefits are recorded when paid.

INVESTMENTS -

         Investments of the Plan are held by Putnam and invested based solely upon instructions received from participants. Participants may elect to allocate their investments among nine mutual funds, a collective trust fund or the Scient, Inc. Common Stock Fund (Scient Stock Fund).

         Plan investments are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

INCOME TAXES -

         The Company adopted a prototype plan which has received an opinion letter from the Internal Revenue Service dated April 16, 1997. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

ESTIMATES -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES -

         The Plan provides for various investment options in any combination from among seven investment funds, each with a different investment goal and level of risk. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 2 - PARTICIPATION AND BENEFITS:

PARTICIPANT CONTRIBUTIONS -

         Participants may elect to have the Company contribute a percentage, up to 20%, of their eligible pre-tax compensation up to the maximum amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 5% increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

VESTING -

         Participants are immediately vested in their salary deferral, rollover contributions and related earnings.

PARTICIPANT ACCOUNTS -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions or employee eligible compensation, as defined in the Plan.

PAYMENT OF BENEFITS -

         Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments for a period which shall not extend beyond a participant's, or participant and designated beneficiary's life expectancy. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

LOANS TO PARTICIPANTS -

         The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer than five years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 1999 carry interest rates which range from 9.25% to 10.0%.

NOTE 3 - INVESTMENTS:

         The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                                                 1999                 1998
                                                                                 ----                 ----
                                                                                                   (UNAUDITED)
         PUTNAM:
            The George Putnam Fund                                            $   18,821
            Putnam Growth and Income Fund                                        258,252
            Putnam Investor Fund                                                 673,948
            Putnam Vista Fund                                                    785,209
            Putnam Voyager Fund                                                  311,130
            Putnam OTC Fund                                                      498,351
            S&P 500 Fund                                                       1,463,118
            Putnam International Growth Fund                                     278,861
            Putnam Money Market Fund                                             318,619
            Putnam U.S. Government Income Fund                                   166,491
            Scient Stock Fund                                                     59,620
            Participant loans                                                    204,462
         DKB:
            Van Kampen Emerging Growth Fund A                                                     $     44,169
            Fidelity Advance Growth Opportunity Fund                                                   104,779
            Fidelity Advance High Yield Fund                                                            50,608
            Franklin Balance Sheet Investment Fund                                                      43,469
            Franklin Cash Reserve                                                                       47,997
            Franklin Small Cap Growth Fund                                                              49,131
            Vanguard Index 500 Fund                                                                    143,473
            Other                                                                                      101,878
         Participant loans                                                                              36,036
                                                                              ----------              --------
                  Assets held for investment
                       purposes                                               $5,036,882              $621,540
                                                                              ==========              ========


                                                                                        Year ended
                                                                                     December 31, 1999
                                                                                     -----------------
         Dividends and interest                                                            $182,727
                                                                                           ========

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                                        Year ended
                                                                                     December 31, 1999
                                                                                     -----------------
         Common stock                                                                      $  8,709
         Mutual funds                                                                       639,806
                                                                                           --------

                                                                                           $648,515
                                                                                           ========

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS:

         Certain Plan investments are mutual funds managed by the Putnam, which are considered party-in-interest transactions under ERISA regulations. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are specifically exempted from the prohibition of party-in-interest transactions under ERISA.

         As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1999 was as follows:

         Date                    Number of shares                     Fair value                      Cost
         ----                    ----------------                     ----------                      ----
         1999                           690                            $59,620                       $50,911

NOTE 5 - NONEXEMPT TRANSACTIONS:

         Certain contributions disclosed in the supplementary Schedule of Nonexempt Transactions were not deposited with the Plan custodian in accordance with Department of Labor regulations. Due to the delay in the deposit of the participants' contributions, these contributions are considered prohibited transactions under Internal Revenue Code Section 4975. The Company subsequently remitted all late deposits to the trust and submitted an additional employer contribution to compensate participants for lost earnings thereon.

NOTE 6 - PLAN TERMINATION AND/OR MODIFICATION:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 7 - EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT:

         As of May 15, 2001, the Plan's assets decreased from their December 31, 1999 value by approximately $1.3 million due to market fluctuations.

                               SCIENT 401(k) PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1999

                                                                EIN:  94-3288107
                                                                PLAN #: 001


                               SCIENT 401(k) PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                December 31, 1999
                                -----------------

 (a)                        (b)                                           (c)                               (e)
               Identity of issue, borrower,        Description of investment including maturity date,     Current
                  lessor or similar party          rate of interest, collateral, par or maturity value      Value
-------    --------------------------------------  --------------------------------------------------- ---------------

  *        The George Putnam Fund                                     Mutual Fund                         $   18,821

  *        Putnam Growth and Income Fund                              Mutual Fund                            258,252

  *        Putnam Investor Fund                                       Mutual Fund                            673,948

  *        Putnam Vista Fund                                          Mutual Fund                            785,209

  *        Putnam Voyager Fund                                        Mutual Fund                            311,130

  *        Putnam OTC Fund                                            Mutual Fund                            498,351

  *        S&P 500 Fund                                          Collective Trust Fund                     1,463,118

  *        Putnam International Growth Fund                           Mutual Fund                            278,861

  *        Putnam Money Market Fund                                   Mutual Fund                            318,619

  *        Putnam U.S. Government Income Fund                         Mutual Fund                            166,491

  *        Scient Stock Fund                                          Mutual Fund                             59,620

  *        Participant loans                                          9.25%-10.0%                            204,462
                                                                                                          ----------

           Total                                                                                          $5,036,882
                                                                                                          ==========

    *  Parties-in-interest

                                                                EIN:  94-3288107
                                                                    PLAN #:  001

                               SCIENT 401(k) PLAN

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                                December 31, 1999
                                -----------------

            (a)                       (b)
 Identity of party involved      Relationship                     Description                                     Amount
-----------------------------  -----------------  -----------------------------------------------              ------------
SCIENT CORPORATION             PLAN SPONSOR       LATE DEPOSIT OF EMPLOYEE DEFERRALS FOR 6/30/99 **               $ 73,585
SCIENT CORPORATION             PLAN SPONSOR       LATE DEPOSIT OF EMPLOYEE DEFERRALS FOR 7/31/99 **                 80,639
SCIENT CORPORATION             PLAN SPONSOR       LATE DEPOSIT OF EMPLOYEE DEFERRALS FOR 8/15/99 **                 77,200
SCIENT CORPORATION             PLAN SPONSOR       LATE DEPOSIT OF EMPLOYEE DEFERRALS FOR 8/31/99 **                 84,068
SCIENT CORPORATION             PLAN SPONSOR       LATE DEPOSIT OF EMPLOYEE DEFERRALS FOR 12/31/99 **               168,347
                                                                                                                  --------

           TOTAL                                                                                                  $483,839
                                                                                                                  ========


** All late deposits have been transmitted to the Plan.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on this 17th day of May, 2001.

                                           SCIENT 401(K) PLAN

                                           By: /s/ Robert M. Howe
                                               -----------------------
                                               Robert M. Howe, Trustee

                                INDEX TO EXHIBITS

Exhibit No.       Description
----------        ---------------------------------

   23             Consent of Mohler, Nixon & Williams